

16006160

[TED STATES
EXCHANGE COMMISSION
gton, D.C. 20549

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ANNUAL AUDITED REPORT
 FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30994

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___04/01/15___ AND ENDING 3/31/16___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capstone Asset Planning Company

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

3700 W Sam Houston Parkway South #250

(No. and Street)

Houston	Texas	77042
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kassy Cox   (713) 243-6756

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

John B Evans II, CPA

(Name – if individual, state last, first, middle name)

3 Riverway, Ste 125	Houston	Texas	77056
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

     ✓   Certified Public Accountant
     ...   Public Accountant
     ...   Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Michael L. Kern, III, CFA__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Capstone Asset Planning Company__ , as of __March 31, 2016,__ are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

Treasurer
Title

Notary Public

This report ** contains (check all applicable boxes):

X   (a) Facing Page.
X   (b) Statement of Financial Condition.
X   (c) Statement of Income (Loss).
X   (d) Statement of Changes in Financial Condition.
X   (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
... (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X   (g) Computation of Net Capital.
... (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X   (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
... (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
... (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X   (l) An Oath or Affirmation.
X   (m) A copy of the SIPC Supplemental Report.
... (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CAPSTONE ASSET PLANNING COMPANY

FINANCIAL STATEMENTS

MARCH 31, 2016

CAPSTONE ASSET PLANNING COMPANY
FINANCIAL STATEMENTS
MARCH 31, 2016

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Capstone Asset Planning Company (CAPCO)

I have audited the accompanying statement of financial condition of Capstone Asset Planning Company (CAPCO) as of March 31, 2016 , and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of CAPCO's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CAPCO as of March 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in: Schedule I - Computation of Net Capital Under Rule 15c3-1, Schedule II - Information for Possession or Control Requirements Under Rule 15c3-3, Schedule III – Independent Accountant's Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7) and Schedule IV – Exemption Report Review have been subjected to audit procedures performed in conjunction with the audit of CAPCO's financial statements. The supplemental information is the responsibility of CAPCO's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the supplemental information contained in Schedules I, II, III and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

John B. Evans, II, CPA
Houston, Texas

May 25, 2016

CAPSTONE ASSET PLANNING COMPANY
STATEMENT OF FINANCIAL CONDITION
YEAR ENDED MARCH 31, 2016

ASSETS

Cash	$	255,590
Accounts receivable – Trade		59,832
Prepaid expenses		438
TOTAL CURRENT ASSETS	$	315,860
TOTAL ASSETS	$	315,860

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable	$	23,765
Accrued Federal Income Tax		40,047
Accrued Auditing		10,343
Due to affiliate - Parent		0
TOTAL CURRENT LIABILITES		74,155
TOTAL LIABILITIES	$	74,155

STOCKHOLDER'S EQUITY

Capital stock – common, $5 par value; $5,000 shares	
Authorized, issued and outstanding	25,000
Additional paid-in capital	160,000
Retained earnings (deficit)	56,705
TOTAL STOCKHOLDER'S EQUITY	241,705

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	315,860

CAPSTONE ASSET PLANNING COMPANY
STATEMENT OF OPERATIONS
YEAR ENDED MARCH 31, 2016

INCOME	
Fee income	$ 551,325
EXPENSES	
Commissions and other fees	247,789
Administrative service fees	125,502
Administrative Management Fees	62,700
Regulator fees	45,715
Professional fees	17,556
Other operating expenses	4,086
TOTAL EXPENSES	503,348
PROFIT BEFORE INCOME TAXES	47,977
INCOME TAX EXPENSE	(16,312)
NET PROFIT	$ 31,665

CAPSTONE ASSET PLANNING COMPANY
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED MARCH 31, 2016

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at April 1, 2015	$25,000	$160,000	$ 25,040	$210,040
Capital Contribution	-	-	-	-
Net Profit	-	-	31,665	31,665
Balance at March 31, 2016	$25,000	$160,000	$ 56,705	$241,705

CAPSTONE ASSET PLANNING COMPANY
STATEMENT OF CASH FLOWS
YEAR ENDED MARCH 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES
Net Profit	$ 31,665
Changes in operating assets and liabilities	
Increase in accounts receivable – trade	(4,108)
Decrease in prepaid expenses	12,283
Decrease in accounts payable	(16,304)
Increase in accrued expenses	5,561
Decrease in due to/from Parent	(388)
NET CASH PROVIDED FROM OPERATING ACTIVITIES	28,709
NET INCREASE IN CASH	28,709
CASH – beginning of the year	226,881
CASH – end of year	$ 255,590

CAPSTONE ASSET PLANNING COMPANY
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2016

NOTE A – NATURE OF OPERATIONS

Capstone Asset Planning Company ("CAPCO") was incorporated in the state of Delaware in 1983 and was issued a Certificate of Authority by the State of Texas on March 15, 1984. It is wholly-owned by Capstone Financial Services, Inc. ("CFS"). CAPCO is a limited broker-dealer registered with the Securities & Exchange Commission ("SEC") under rule 15c3-3(k)(1) which provides that it must promptly transmit all funds and promptly deliver all securities received in connection with its activities as a broker or dealer, and may not otherwise hold funds or securities for, or owe money or securities to, customers.

Acting as a distributor primarily for Steward Funds, Inc. ("SFI"), Capstone Series Fund, Inc. ("CSFI") and Capstone Church Capital Fund ("CCCF"), each affiliated investment companies, CAPCO earns both 12b-1 fees and service fees. It also has selling agreements with certain other unaffiliated investment companies.

NOTE B – SIGNIFICANT ACCOUNT POLICIES

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America necessarily requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Accounts Receivable: Accounts receivable are recognized when the clients are billed. The accounts receivable balances as of March 31, 2016 are thought to be collectible and no provision for uncollectible accounts has been made in these statements.

Revenue Recognition: Fees relating to sale and distribution of registered investment company shares are recorded as earned.

Concentration of Credit Risk: Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade accounts receivable. The Company has confirmed all receivables accounts to be collectible. No allowance for bad or doubtful debts is considered necessary at fiscal year end.

Uninsured cash balances: The Company maintains cash balances at one bank. Cash accounts are insured by the FDIC for up to a maximum of $250,000 per institution. Amounts in excess of insured limits were $5,590 at March 31, 2016.

Income Taxes: CAPCO's taxable income and deductions are included in the consolidated federal return filed by CFS. CAPCO calculates its federal income tax liability as if it filed a separate company tax return.

The liability method is used in accounting for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The likelihood of the realization of deferred tax assets is evaluated annually and a valuation allowance is provided if it is more likely than not that the deferred tax assets will not give rise to future benefits in the Company's tax returns.

CAPCO follows the guidance issued by the Financial Accounting Standards Board ("FASB") in accounting for uncertainty in income taxes. This guidance clarifies the accounting for income taxes by prescribing the minimum recognition threshold an income tax position is required to meet before being recognized in the financial statements and applies to all income tax positions. Each income tax position is assessed using a two-step process. A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the financial statements equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement. As of March 31, 2016, there were no amounts that had been accrued with respect to uncertain tax positions. It is CAPCO's policy to include any interest or penalties as a component of income tax expense. CAPCO did not incur any interest or penalties.

Date of Management Review: Management has evaluated subsequent events through May 25, 2016, the date on which the financial statements were available to be issued.

NOTE C – RELATED PARTY TRANSACTIONS

Under various agreements with SFI and CSFI (affiliated investment companies), CAPCO earned 12b-1 fees and service fees of approximately $422,421 for the year ended March 31, 2016. Under an agreement with CCCF (an affiliated investment company), CAPCO earned service fees of approximately $45,457 for the year ended March 31, 2016.

Under a management agreement, CFS provides all management and back office services for CAPCO. CFS also pays certain overhead expenses, as defined in the management agreement. CAPCO pays CFS an administrative services fee monthly and the agreement renews annually, unless terminated by either party. Administrative service fee expense for the year ended March 31, 2016 was $62,700. At March 31, 2016 CAPCO owed $0 to its parent, CFS.

CAPCO's tax liability payable to CFS at March 31, 2016 was $40,047.

NOTE D – NET CAPITAL REQUIREMENTS

CAPCO is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined,

shall not exceed 15 to 1. At March 31, 2016, CAPCO had a net capital of $181,435, which was $156,435 in excess of its required net capital of $25,000. CAPCO's ratio of aggregate indebtedness to net capital was 0.41 to 1. The SEC requirements provide that stockholder's equity may not be withdrawn or cash distributions paid if certain minimum net capital requirements are not met.

NOTE E – SUBSEQUENT EVENTS

CAPCO has evaluated all events subsequent to the financial statements date through the date these financial statements were available to be issued, which was May 25, 2016.

CAPCO is to file an amended FOCUS Part IIA dated March 31, 2016 to reflect changes to the net capital computation due to an year-end tax entry adjustment.

SUPPLEMENTAL INFORMATION PURSUANT TO RULE 17a-5

OF THE SECURITIES EXCHANGE ACT OF 1934

CAPSTONE ASSET PLANNING COMPANY
SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER SEC Rule 15c 3-1
MARCH 31, 2016

NET CAPITAL

Total stockholder's equity	$	241,705
Deductions for non-allowable assets:		
Accounts receivable - trade		59,832
Prepaid expense		438
Net capital before haircuts on securities positions		181,435
Haircut on securities		-
NET CAPITAL	$	181,435

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:		
Accounts payable	$	23,765
Accrued Expenses		10,343
Accrued Federal Income Tax		40,047
TOTAL AGGREGATE INDEBTEDNESS	$	74,155

COMPUTATION OF BASIC NET CAPITAL
REQUIREMENTS

Minimum net capital required (6 2/3 percent of total aggregate indebtedness)	$	4,944
Minimum dollar net capital requirement	$	25,000
Net capital requirement (greater of above two minimum requirement amounts)	$	25,000
Net capital in excess of required minimum	$	156,435
Ratio: Aggregate indebtedness to net capital		.41 to 1

NOTE: The difference between the audited computation of net capital included in this report and the corresponding schedule in CAPCO's unaudited March 31, 2016 Part IIA FOCUS filing was due to an increase in tax accrual of $16,312 reflected in the audited computation, which in turn effected changes in stockholder equity, net capital, aggregate indebtedness and the ratio of aggregate indebtedness to net capital.

CAPSTONE ASSET PLANNING COMPANY
SCHEDULE II – INFORMATION FOR POSSESSION or CONTROL REQUIREMENTS Under SEC
RULE 15c3-3
YEAR ENDED MARCH 31, 2016

CAPCO is exempt from the possession, control and reserve requirements pursuant to paragraph (k)(1) of
SEC Rule 15c-3-3.

JOHN B. EVANS, II
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT
ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of Capstone Asset Planning Company (CAPCO)

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2016, which were agreed to by (CAPCO), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating CAPCO's compliance with the applicable instructions of Form SIPC-7. CAPCO's management is responsible for CAPCO's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the cash account reconciliation, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2016, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences – No adjustments reported;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers and Form X-17A-5, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

John B. Evans, II, CPA

Houston, Texas

May 25, 2016

CAPTONE ASSET PLANNING COMPANY

SCHEDULE OF ASSESSMENTS AND PAYMENTS

FOR THE PERIOD APRIL 1, 2015 TO MARCH 31, 2016

Determination of SIPC Net Operating Revenues:

Total Revenue (FOCUS line 12/Part IIA, line 9)	$519,975
Additions: None	
Deductions: Revenues from the distribution of shares of a registered investment company	363,611
SIPC Net Operating Revenues	$156,364

Determination of General Assessment:

General Assessment @ .0025	390.91

Assessment Remittance:

Greater of General Assessment of $150 Minimum	390.91
Less: Payment Made with Form SIPC -6 on October 27th, 2015 to SIPC, Washington, DC	(286.79)
Assessment Balance Due – Paid April 28th, 2016	104.12

Reconciliation with CAPCO's Computation of SIPC Net Operating Revenues for the Period April 01, 2015 through March 31, 2016:

SIPC Net Operating Revenues as computed by CAPCO on Form SIPC-7	$156,364
SIPC Net Operating Revenues as computed above	156,364
Difference	$ -

JOHN B. EVANS, II
CERTIFIED PUBLIC ACCOUNTANT

Exemption Report Review

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Capstone Asset Planning Company (CAPCO)

I have reviewed management's statements, included in the accompanying Exemption Report, in which (1) CAPCO identified the following provisions of 17 C.F.R. §15c3-3(k) under which CAPCO claimed an exemption from 17 C.F.R. §240.15c3-3(k)(1) (the "exemption provisions") and (2) CAPCO stated that CAPCO met the identified exemption provisions throughout the most recent fiscal year without exception. CAPCO's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CAPCO's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

John B. Evans, II, CPA

Houston, Texas

May 25, 2016

CAPSTONE ASSET PLANNING COMPANY
EXEMPTION REPORT
YEAR ENDED MARCH 31, 2016

This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4).

- Capstone Asset Planning Company (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission

- The Company claimed an exemption under paragraph (k)(1) of Rule 15c3-3 for the fiscal year ended March 31, 2016.

- CAPCO is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(1) of the rule, of which, the identity of the specific conditions are as follows:

  - The provisions of this rule shall not be applicable to a broker or dealer meeting all of the following conditions: (i) The broker's or dealer's transactions as dealer (as principal for its own accounts) are limited to the purchase, sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company; except that a broker or dealer transacting business as a sole proprietor may also effect occasional transactions in other securities for its own account with or through another registered broker or dealer; (ii) The broker's or dealers transactions as broker(agent) are limited to: (a) the sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as investment company; (b) the solicitation of share accounts for savings and loan associations insured by an instrumentality of the United States; and (c) the sale of securities for the account of a customer to obtain funds for immediate reinvestment in redeemable securities of registered investment companies; and (iii) The broker or dealer promptly transmits al funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers. (iv) Notwithstanding the foregoing, this rule shall not apply to any insurance company which is a registered broker-dealer, and which otherwise meets all of the conditions in paragraphs (k)(l)(i),(ii) and (iii) of this section, solely by reason of its participation in transactions that are a part of the business of insurance, including the purchasing, selling or holding of securities for or on behalf of such company's general and separate accounts.

- The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. 240.15c3-3(k): (1) - Limited business - sale or redemption of registered investment companies.
- CAPCO has met the identified exemption provisions throughout the most recent fiscal year without exception.
- CAPCO has not recorded any exceptions to the exemption for the fiscal year ended March 31, 2016.

Capstone Asset Planning Company

I, Kassy Cox, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _Kassy Cox_

Title: FINOP

March 31, 2016